UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from May 1, 2006 to December 31, 2006
Commission File Number 333-55380

A.	Full title of the plan and address of the plan:
BEARINGPOINT, INC. 401(k) PLAN
c/o Human Resources
BearingPoint, Inc.
1676 International Drive
McLean, Virginia 22102
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
BearingPoint, Inc.
1676 International Drive
McLean, Virginia 22102

BEARINGPOINT, INC. 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Number
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits at December 31, 2006 and April 30, 2006	4
Statements of Changes in Net Assets Available for Benefits for the Eight Months Ended December 31, 2006 and Year Ended April 30, 2006	5
Notes to Financial Statements	6
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)-December 31, 2006	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
BearingPoint, Inc. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BearingPoint, Inc. 401(k) Plan (the “Plan”) at December 31, 2006 and April 30, 2006, and the changes in net assets available for benefits for the eight months ended December 31, 2006 and the year ended April 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note B-1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and April 30, 2006.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
Boston, Massachusetts
August 2, 2007

BEARINGPOINT, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	April 30,
	2006	2006
ASSETS
Investments, at fair value (Note C)	$531,334,170	$489,643,237

Receivables:
Company contributions, net of forfeitures (Note A-2)	4,638,969	7,904,005
Employee contributions	1,793,470	3,127,174
Other	21,382	32,843

Total assets	537,787,991	500,707,259

LIABILITIES
Accrued administrative expenses	117,046	51,356

Net assets available for benefits, at fair value	537,670,945	500,655,903

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts (Note B-1)	934,811	866,293

Net assets available for benefits	$538,605,756	$501,522,196

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Eight Months
	Ended	Year Ended
	December 31,	April 30,
	2006	2006
Additions to assets attributed to:
Investment income
Net appreciation in fair value of investments (Note C)	$9,825,553	$50,591,516
Interest and dividends	18,356,894	23,305,746

Total investment income	28,182,447	73,897,262

Contributions
Participant contributions and rollovers	46,537,914	75,147,274
Company contributions, net of forfeitures (Note A-2)	4,199,450	6,035,635

Total contributions	50,737,364	81,182,909

Total additions	78,919,811	155,080,171

Deductions from assets attributed to:
Benefit payments to participants	41,639,648	68,176,549
Administrative expenses (Note A-9)	196,603	283,837

Total deductions	41,836,251	68,460,386

Net increase	37,083,560	86,619,785

Net assets available for benefits
Beginning of year	501,522,196	414,902,411

End of year	$538,605,756	$501,522,196

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE A—Description of the Plan
1. General
     The following brief description of the BearingPoint, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the provisions of the Plan.
     The Plan is a defined contribution plan. All full-time and part-time employees of BearingPoint, Inc. (the “Company”) who are regularly scheduled to work a minimum of 1,000 hours in a year, or have completed one year of service, are eligible to participate. The Plan has two features: the 401(k) portion, which allows participants to make pre-tax contributions, and the after-tax portion, which allows participants to make after-tax contributions. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     Effective as of May 1, 2006, the Plan was amended to change the Plan year-end to December 31. As a requirement of this change, the results for the eight-month period from May 1, 2006 to December 31, 2006 are reported as a separate transition period. Prior to this amendment, the Plan year-end was April 30.
2. Contributions
     Eligible employees may elect to contribute on a pre-tax basis between 1% to 50% of their annual eligible compensation. Contributions to the Plan are subject to the limit imposed by the Code and by the Plan terms. The maximum contributions permitted by the Code were $15,000 and $14,000 for calendar years 2006 and 2005, respectively. Those who were age 50 or older at any time during the calendar year could take advantage of a higher pre-tax contribution limit of $20,000 for calendar year 2006. Participants may elect to make after-tax contributions up to a maximum of 50% of their eligible compensation on a combined pre-tax and after-tax basis. Participants may also roll over amounts representing distributions from other qualified retirement plans. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments.
     The Plan offers participants a variety of investment options, including collective trusts and mutual funds. In addition, employees have the option to invest their retirement funds in a self-directed brokerage account, which includes a wide array of investments including publicly traded stocks, fixed-income instruments and mutual funds. Participants may change their deferral percentage and investment selection for future contributions at any time. The changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Participants may transfer part or all of existing account balances among funds in the Plan at any time.
     From Plan inception through September 14, 2006, employees were able to elect to invest their retirement funds in the Company’s common stock fund. Effective September 14, 2006, the Plan was amended to permanently prohibit additional participant purchases of, and Company contributions to, Company common stock under the Plan. In addition, participants may no longer transfer any existing account balance to the Company’s common stock fund. Employees may continue to dispose of any of the Company’s common stock currently held in their retirement funds, subject to the Company’s insider trading policy. Effective August 16, 2005, U.S. Trust was appointed as independent fiduciary of the Company’s common stock fund.
     Employees who make salary reduction contributions during the Plan year and who are employed on the last day of the Plan year receive a Company matching contribution of 25% of the first 6% of pre-tax eligible compensation

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
contributed to the Plan. The Company may make additional discretionary contributions of up to 25% of the first 6% of pre-tax eligible compensation contributed to the Plan. No discretionary contributions were made for the Plan year ended December 31, 2006. Catch-up contributions are not eligible for the Company matching contribution. The matching contribution is calculated once a year based on contributions to the Plan as of the last day of the Plan year. Matching contributions are made in cash. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. The Company match is allocated based on the participant investment elections on file at the time the matching contribution is made. Matching contributions for the eight months ended December 31, 2006 and the year ended April 30, 2006 were $5,986,440 and $9,106,119, respectively. Company matching contributions receivable at December 31, 2006 were reduced by available forfeitures at December 31, 2006 of $1,687,230. Company matching contributions receivable at April 30, 2006 were reduced by available forfeitures at April 30, 2006 of $1,641,633. Forfeitures represent Plan year-end non-vested Company matching contributions for participants who have terminated their employment with the Company and have either had a distribution processed from the Plan or have had funds remaining in the Plan for more than five consecutive years from their termination date. Company matching contributions, net of forfeitures, are classified in the Statements of Net Assets Available for Benefits as receivables, as Company matching contributions are paid subsequent to the plan year-end.
     The Company may, at its discretion, make profit-sharing contributions to the Plan to eligible employees employed on the last day of the Plan year, allocated according to their relative amount of compensation. Investment allocations of profit-sharing contributions are participant-directed. No profit-sharing contributions were made for the eight months ended December 31, 2006 or for the year ended April 30, 2006.
     Included in employer contributions receivable as of December 31, 2006, and April 30, 2006 is $339,759 and $439,519, respectively, representing amounts currently estimated to be due from the Company for various operational error corrections related to certain eligible earnings plus interest between 2000 and 2006. After a final determination of the amount is made, it will be paid by the Company. Management is in the process of identifying and determining the correction required.
3. Participant Accounts
     The Plan recordkeeper (Merrill Lynch & Co.) maintains an account in the name of each participant constituting the sum of the participant’s pre-tax contributions, after-tax contributions, matching contributions, profit-sharing contributions, rollover contributions and share of the net earnings, losses and expenses, if any, of the various investment funds; less any loans and withdrawals. Allocations are based on compensation or account balances, as defined. The interest of each participant in each of the funds is represented by units/shares credited to the participant’s account. Each participant is entitled to the vested benefit of such participant’s account.
4. Vesting
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions, plus actual earnings thereon, is based on years of service. Matching and profit-sharing contributions currently vest at a rate of 25% per year, starting in year two; therefore, 100% of matching and profit-sharing contributions will be vested after five years of service. Forfeitures are used to reduce future Company matching contributions.
5. Participant Loans
     Active participants may borrow a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of their aggregate vested account balances from their vested matching contributions account, pre-tax contributions account and rollover account (in such order), excluding the after-tax account. Loan terms range from one to five years or, in the case of loans for the purchase of a primary residence, up to twenty years. A participant may have up to two loans outstanding at any time. The loans are secured by the account balance under the Plan and bear interest at 1% plus the ending prime interest rate of the month preceding the date of the loan. As of December 31, 2006 and April 30, 2006, interest rates on outstanding loans ranged from 4.00% to 10.00%. Principal and interest are generally repaid through regular semi-monthly after-tax payroll deductions; however, participants may elect to repay the entire outstanding loan balance at any time without penalty.

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     Upon a participant’s termination of employment, any loan that is outstanding becomes immediately payable in full. Participant loans considered in default based on the terms of the Plan document are deemed cancelled and are included as distributions in the Statements of Changes in Net Assets Available for Benefits. During the eight months ended December 31, 2006 and the year ended April 30, 2006, $711,076 and $1,061,749, respectively, in defaulted participant loans were treated as deemed distributions.
6. Withdrawals
     Participants employed with the Company who have attained age 59 1/2 may request the Company’s 401(k) Plan Committee (or its designee) to distribute all or any portion of such account balance to the extent it is vested.
     Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described in Note A-5, “Participant Loans,” before requesting a hardship withdrawal. Participants must submit evidence of hardship to the Company’s 401(k) Plan Committee (or its designee), which will determine whether the situation qualifies for a hardship withdrawal.
7. Distributions
     Upon termination of employment, a participant who has vested benefits below $5,000 (excluding any rollover amounts) receives a lump-sum distribution. A participant whose vested benefits equal or exceed $5,000 (excluding any rollover amounts) may elect to receive a distribution of his/her account balance or leave the vested balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant attains age 70 1/2. A participant may elect to receive the distribution as a lump-sum distribution, or in monthly installments over a period not to exceed such participant’s life expectancy, or the joint and last survivor life expectancy of such participant or such participant’s beneficiary. If a lump sum distribution is elected, any portion invested in the Company common stock fund may be distributed in cash or in shares of Company common stock. Fractional shares are paid in cash. There are minimum distribution requirements for each calendar year, up to and including the year of the participant’s date of death. Additional minimum distribution requirements are established for the designated beneficiary upon the participant’s death. The minimum distribution requirements are calculated based on a number of factors including the participant’s account balance, the participant’s age and life expectancy, and if the participant’s sole designated beneficiary is such participant’s spouse, the spouse’s age and life expectancy.
     Effective for mandatory distributions made under the Plan on or after March 28, 2005, in the event of a mandatory distribution that is greater than $1,000 and is an eligible rollover distribution subject to the direct rollover requirements of Section 401(a)(31) of the Code, if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the 401(k) Plan Committee (or its designee) will pay the distribution in a direct rollover to an individual retirement plan (i.e., individual retirement account or an individual retirement annuity) designated by the 401(k) Plan Committee (or its designee).
     Upon the death of a participant, the value of the participant’s account will be distributed to the participant’s beneficiary. If the participant is married, the beneficiary must be the participant’s spouse, unless the participant’s spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is cancelled and the current spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds normally will be paid to the participant’s surviving spouse, or, if no surviving spouse exists, to the participant’s estate.
8. Plan Termination
     Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
9. Administration
     The assets of the Plan are held by Merrill Lynch & Co., as Trustee of the BearingPoint, Inc. 401(k) Plan Trust (the “Trust”). The assets in the Trust are invested in various mutual funds, collective trusts, money market funds and common stock. The assets of the Plan are invested with the following investment managers as of December 31, 2006: Merrill Lynch Investment Managers; Goldman Sachs; Hotchkis and Wiley Funds; American Funds; T. Rowe Price; Munder; Managers Investment Group; Dodge and Cox; Victory Capital Management Inc.; and Pacific Investment Management Company, LLC (PIMCO).
     The administrative functions of the Plan are primarily performed by the Company’s Benefits group. The Company does not receive compensation from the Plan for services provided. Administrative costs of the Plan that are deducted from participants’ accounts include (a) brokerage fees and commissions which are included in the cost of investments and in determining net proceeds on sales of investments, and (b) investment management fees, which are paid from the assets of the respective funds; those fees comprise fixed annual charges and charges based on a percentage of net asset value. Administrative expenses paid for by the Plan primarily relate to the audit of the financial statements and to US Trust for trustee fees. Operational expenses, including certain legal fees and expenses related to the use of premises, facilities and equipment, for the eight months ended December 31, 2006 and year ended April 30, 2006 were paid by the Company.
10. Risks and Uncertainties
     The Plan provides for various investment options in mutual funds, bank collective trusts and common stock, including the Company’s common stock. Investment securities are subject to various risks, such as interest rates, credit and overall market volatility. Due to the risks associated with investment securities, it is possible that the value of investment securities will change, including a decrease in value, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE B—Summary of Significant Accounting Policies
1. Basis of Accounting
     The financial statements of the Plan are prepared using the accrual method of accounting.
2. Investment Valuation and Income Recognition
     Investments, including self-directed brokerage investments, are stated at fair value. Cash and cash equivalents are reported at cost, which approximates fair value. Investments in mutual funds are valued at the net asset values per share as quoted by the funds as of the valuation date. Shares of common stock are valued at quoted market prices on the last business day of the Plan year. Collective trusts are valued at fair value as determined by the investment advisor. Participant loans are recorded at cost, which approximates fair value.

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     Purchases and sales of securities are recorded on a trade-date basis, and gain or loss on disposition is based on average cost. Unsettled security transactions at year end are reflected in the financial statements as a payable or receivable. Dividend income is recorded as of the “ex-dividend date,” and interest income is recorded on an accrual basis.
     In the Statements of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation (depreciation) in the fair value of Plan investments, excluding stable value investments, which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments.
     As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). The FSP requires investment contracts held by a defined contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust (“CT”). As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the CT as well as the adjustment of the investment in the CT from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statements of Net Assets Available for Benefits as of April 30, 2006.
3. Contributions
     Contributions made by participants are recorded in the period in which the amounts have been withheld from compensation.
4. Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results may differ significantly from those estimates.
5. Payment of Benefits
     Benefits payments to participants are recorded upon distribution.
6. New Accounting Pronouncements
     In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
NOTE C—Investments
     The following investments represent 5% or more of the Plan’s assets at:

	December 31,	April 30,
	2006	2006

Merrill Lynch Equity Index Trust Tier XIII	$58,448,209	$—
Merrill Lynch Large Cap Value Trust Tier 1	54,127,522	—
Merrill Lynch Retirement Preservation Trust	50,153,463	49,335,487
Dodge & Cox International Stock Fund	46,236,515	—
American Growth Fund of America R4	49,995,644	—
Victory Institutional Diversified Stock Fund	52,665,393	53,624,759
Hotchkis & Wiley Small Cap Value Fund I	46,110,737	39,680,255
Merrill Lynch Basic Value Fund CL1	—	53,845,445
Merrill Lynch Equity Index Trust Fund 12	—	50,408,552
Templeton Foreign Fund ADV	—	39,560,864
Merrill Lynch Fundamental Growth Fund CL I	—	38,542,877

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the respective periods) appreciated (depreciated) in value as follows:

	Eight Months
	Ended	Year Ended
	December 31,	April 30,
	2006	2006

Mutual Funds	$(1,560,427)	$39,567,536
Collective Trusts	11,676,625	10,289,929
Common Stock	(290,645)	734,051

Net appreciation in fair value of investments	$9,825,553	$50,591,516

NOTE D—Related Party Transactions
     Certain Plan investments are shares of mutual funds and collective trusts managed by Merrill Lynch & Co., an affiliate of the trustee of the Plan. These transactions are considered party-in-interest transactions. In addition, Merrill Lynch & Co. acts as the recordkeeper for the Plan. During the eight months ended December 31, 2006 and the year ended April 30, 2006, the Plan incurred costs of $13,374 and $15,664, respectively, to Merrill Lynch & Co. Also, as of August 2005, U.S. Trust was appointed as independent fiduciary of the Plan as it relates to the Company’s common stock fund, and the Plan incurred costs of $62,500 and $62,603 during the eight months ended December 31, 2006 and the year ended April 30, 2006, respectively.
     At December 31, 2006 and April 30, 2006, the Plan had outstanding loans to participants of $6,977,527 and $6,807,959, respectively. These transactions are considered party-in-interest transactions.
     At December 31, 2006, the Plan held 166,218 shares of the Company’s common stock valued at $1,308,143. At April 30, 2006, the Plan held 212,341 shares of the Company’s common stock valued at $1,970,529. During the eight months ended December 31, 2006, there were no purchases of the Company’s common stock and the Plan sold 46,092 shares of the Company’s common stock with a market value of $371,463. During the year ended April 30, 2006, there were no purchases of the Company’s common stock and the Plan sold 50,159 shares of the Company’s common stock with a market value of $388,837. The remaining share activity for the eight months ended December 31, 2006 and for the year ended April 30, 2006 of 31 and 123 shares, respectively, of the Company’s common stock were due to non-cash “in-kind” distributions to participants and other forfeitures.
NOTE E—Temporary Blackout Periods
     Effective as of September 14, 2006, the Compensation Committee of the Board of Directors of the Company amended the Plan to permanently prohibit additional participant purchases and Company contributions of Company common stock under the 401(k) Plan. As a result of this action, the previously announced temporary blackout period pursuant to Regulation BTR ended. The temporary blackout period began on April 20, 2005 in connection with the Company’s announcement that investors should not rely upon certain previously issued financial statements. During the temporary blackout period, participants of the Plan were unable to direct that plan contributions be allocated to purchase Company common stock or to reallocate their account balances so as to transfer any amount into Company common stock. Participants may still sell Company common stock at any time, subject to the Company’s insider trading policy. During the blackout period, amounts that pursuant to a participant’s investment election would have otherwise been used to purchase Company common stock were invested in the Merrill Lynch Retirement Preservation Trust Fund.
NOTE F—Income Tax Status
     The Trust established under the Plan is qualified under Section 401(a) of the Code. The Plan received a favorable determination letter from the Internal Revenue Service on July 18, 2003. The Plan has been amended a number of times since receiving the determination letter. The Plan administrator continues to believe the Plan is designed and is

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
being operated in compliance with the applicable requirements of the Code. Accordingly, a provision for federal income taxes has not been made.
NOTE G—Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements, to the Form 5500:

	December 31,	April 30,
	2006	2006
Net assets available for benefits per the financial statements	$538,605,756	$501,522,196
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(934,811)	—
Less: amounts due to withdrawing participants	(335,131)	(690,977)

Net assets available for benefits per the Form 5500	$537,335,814	$500,831,219

     The following is a reconciliation of benefits to participants according to the financial statements for the eight months ended December 31, 2006, to the Form 5500:

Benefits paid per the financial statements	$41,639,648
Add: amounts allocated to withdrawing participants at December 31, 2006	335,131
Less: amounts allocated to withdrawing participants at April 30, 2006	(690,977)

Benefits paid per the Form 5500	$41,283,802

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
     The following is a reconciliation of total additions according to the financial statements for the eight months ended December 31, 2006, to the Form 5500:

Total additions per the financial statements	$78,919,811
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(934,811)

Total additions per the Form 5500	$77,985,000

BEARINGPOINT, INC. 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		(c) Description of investment, including
	(b) Identity of issue, borrower,	maturity date, rate of interest,		(e) Current
(a)	lessor or similar party	collateral, par or maturity value	(d)	Value
*	Merrill Lynch Mid Cap S&P 400 Index Trust Tier 2	Collective Trust, 232,159.9256 units	**	5,056,443
*	Merrill Lynch Equity Index Trust Tier XIII	Collective Trust, 4,991,307.3454 units	**	58,448,209
*	Merrill Lynch AGR BD Index Collective Trust Tier 9	Collective Trust, 613,515.6112 units	**	6,392,833
*	Merrill Lynch Small Cap Index Collective Trust Tier VII	Collective Trust, 712,227.4644 units	**	7,713,423
*	Merrill Lynch International Index Collective Trust Tier 5	Collective Trust, 1,072,858.0455 units	**	12,831,382
*	Merrill Lynch Large Cap Value Trust Tier 1	Collective Trust, 4,781,583.2151 units	**	54,127,522
*	Merrill Lynch Retirement Preservation Trust	Collective Trust, 50,153,463.3956 units	**	49,218,652
*	Merrill Lynch Collective Trust International Index Fund	Collective Trust, 4.6817 units	**	95
*	Merrill Lynch Small Cap Index Collective Trust Tier 1	Collective Trust, 5.4239 units	**	134

	Subtotal Common/Collective Trusts			193,788,694

	Dodge & Cox International Stock Fund	Mutual Fund, 1,059,013.1590 units	**	46,236,515
	Managers AMG Essex Small/Micro Cap Growth Fund A	Mutual Fund, 262,779.3262 units	**	4,998,063
	Pimco High Yield Fund ADMN CL	Mutual Fund, 889,744.6800 units	**	8,799,575
	American Capital World Growth & Income Fund R4	Mutual Fund, 406,493.6483 units	**	17,019,889
	American Europacific Growth Fund R4	Mutual Fund, 343,577.1263 units	**	15,797,676
	American Growth Fund of America R4	Mutual Fund, 1,530,791.3224 units	**	49,995,644
	T Rowe Price Retirement 2040	Mutual Fund, 42,810.1118 units	**	802,690
	Goldman Sachs Government Income Fund INST	Mutual Fund, 760,245.7785 units	**	11,107,191
	T Rowe Price Retirement 2010	Mutual Fund, 52,267.2186 units	**	829,481
	T Rowe Price Retirement 2020	Mutual Fund, 79,731.8013 units	**	1,383,347
	T Rowe Price Retirement 2030	Mutual Fund, 85,954.3910 units	**	1,597,892
	T Rowe Price Retirement 2015	Mutual Fund, 24,547.1941 units	**	303,649
	T Rowe Price Retirement 2025	Mutual Fund, 52,722.6413 units	**	678,013
	T Rowe Price Retirement 2035	Mutual Fund, 40,585.8309 units	**	534,515
	T Rowe Price Retirement 2045	Mutual Fund, 57,891.4826 units	**	716,118
	Victory Institutional Diversified Stock Fund	Mutual Fund, 4,377,838.1942 units	**	52,665,393
	Munder MID Cap Core Growth Fund Y	Mutual Fund, 430.823.9086 units	**	10,968,777
	Hotchkis & Wiley Small Cap Value Fund I	Mutual Fund, 1,008,987.6794 units	**	46,110,737
	Pimco Total Return Fund ADMN CL	Mutual Fund, 1,842,963.7628 units	**	19,129,964
	Hotchkis & Wiley Mid Cap Value Fund I	Mutual Fund, 876,771.9718 units	**	26,171,643

	Subtotal Mutual Funds			315,846,772

	Employee Self Direct Option Assets	Self-directed	**	13,077,602
*	BearingPoint, Inc. Common Stock	Employer Common Stock, 166,218.9649 shares	**	1,308,143
*	Loans to Participants	Interest rate range, 4.0% to 10.0%, maturity dates
		range from 1/2007-12/2026	**	6,977,527
*	Merrill Lynch CMA Money Fund		**	335,432

				$531,334,170

*	Party-in-interest
**	Cost information omitted for fully-participant directed investments

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEARINGPOINT, INC. 401(k) PLAN
Date: August 3, 2007	By:	/s/ SEAN HUURMAN
Sean Huurman
401(k) Plan Committee Chair